SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)

Greer Bancshares Incorporated

(Name of Issuer)

Common Stock, $5.00 Par Value

(Title of Class of Securities)

39741P106

(CUSIP Number)

C. Don Wall, 115 Peachtree Drive, Greer, South Carolina 29651 (864) 877-7811

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 25 Pages

13D

CUSIP No. 39741P106	Page 2 of 25 Pages

1	NAMES OF REPORTING PERSONS C. Don Wall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO; PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 86,815
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 86,815
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,815
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AN AMOUNT IN ROW (11) 3.5%
14	TYPE OF PERSON IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

13D

CUSIP No. 39741P106	Page 3 of 25 Pages

1	NAMES OF REPORTING PERSONS Ellen T. Wall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO; PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AN AMOUNT IN ROW (11) 0.0%
14	TYPE OF PERSON IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

13D

CUSIP No. 39741P106	Page 4 of 25 Pages

1	NAMES OF REPORTING PERSONS Ellen T. Wall, Trustee of Ellen T. Wall Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 68,321
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 68,321
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,321
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AN AMOUNT IN ROW (11) 2.7%
14	TYPE OF PERSON 00

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

13D

CUSIP No. 39741P106	Page 5 of 25 Pages

1	NAMES OF REPORTING PERSONS Estate of Mary H. Wall, deceased, C. Don Wall, Executor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO; PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AN AMOUNT IN ROW (11) 0.0%
14	TYPE OF PERSON IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

13D

CUSIP No. 39741P106	Page 6 of 25 Pages

1	NAMES OF REPORTING PERSONS Professional Pharmacy of Greer, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO; WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AN AMOUNT IN ROW (11) 0.8%
14	TYPE OF PERSON CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

13D

CUSIP No. 39741P106	Page 7 of 25 Pages

1	NAMES OF REPORTING PERSONS McLeskey Todd Pharmacy of Greer, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO; WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,500
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,500
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AN AMOUNT IN ROW (11) 0.1%
14	TYPE OF PERSON CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

Schedule 13D

This Amendment No. 1 to Schedule 13D is being filed to amend and restate in its entirety the statement on Schedule 13D filed by C. Don Wall on January 31, 2012 with respect to the common stock, par value $5.00 per share (the “Common Stock”) of Greer Bancshares Incorporated, a South Carolina banking corporation (the “Issuer”) due to additional purchases of Common Stock since the January 31, 2012 filing.

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $5.00 per share, of Greer Bancshares Incorporated. The address of the principal executive offices of the Issuer is 1111 W. Poinsett Street, Greer, South Carolina 29650.

Item 2.	Identity and Background.

A.	C. Don Wall (“Mr. Wall”)

(a)	C. Don Wall

(b)	115 Peachtree Drive, Greer, South Carolina 29651

(c)	Mr. Wall is pharmacist and president of Professional Pharmacy of Greer, Inc., located at 320 Memorial Drive, Greer, South Carolina 29650.

(d)	During the past five years, Mr. Wall has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)	During the past five years, Mr. Wall has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Wall is a United States citizen.

B.	Ellen T. Wall (Mr. Wall’s spouse)

(a)	Ellen T. Wall (“Mrs. Wall”)

(b)	115 Peachtree Drive, Greer, South Carolina 29651

(c)	Not applicable.

(d)	During the past five years, Mrs. Wall has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)	During the past five years, Mrs. Wall has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mrs. Wall is a United States citizen.

C.	Ellen T. Wall, Trustee (the “Trustee”) of the Ellen T. Wall Revocable Trust (the “Trust”)

(a)	Trustee

(b)	115 Peachtree Drive, Greer, South Carolina 29651

(c)	See (b) for Mrs. Wall above.

(d)	During the past five years, the Trustee has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)	During the past five years, the Trustee has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Trustee is a United States citizen. The Trust is organized under South Carolina law in the United States.

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D.	Estate of Mary H. Wall, deceased (the “Estate”), C. Don Wall, Executor (the “Executor”)

1.	(a)	Mary H. Wall (deceased)
	(b)	C/O C. Don Wall, 115 Peachtree Drive, Greer, South Carolina 29651
	(c)	Not applicable.
	(d)	During the past five years, none of Mary H. Wall, the Estate or the Executor has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.
	(e)	During the past five years, none of Mary H. Wall, the Estate or the Executor has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in any being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
	(f)	Mary H. Wall was a United States citizen. The Estate was effectuated pursuant to the laws of the State of South Carolina. The Executor is a citizen of the United States.
2.	During the lifetime of Mary H. Wall, Mr. Wall held a power of attorney to vote and dispose of the shares held by his mother, Mary H. Wall. Item 2 information for Mr. Wall is set forth in A. above.
3.	James David Wall, Mr. Wall’s brother and Mary H. Wall’s son, also held a power of attorney to vote and dispose of the shares held by Mary H. Wall during her lifetime. Item 2 information on James David Wall is set forth below:

James David Wall

(a)	James David Wall

(b)	375 Lyman Lake Road, Lyman, SC 29365-9535

(c)	Mr. James David Wall is a self-employed used car dealer at the address set forth in (b) above.

(d)	During the past five years, Mr. James David Wall has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)	During the past five years, Mr. James David Wall has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. James David Wall is a United States citizen.

E.	Professional Pharmacy of Greer, Inc. (“Professional Pharmacy”)
1.	Professional Pharmacy is a corporation organized in 1957 under the laws of the state of South Carolina. It is in the business of retail pharmacy. The address of its principal office is 320 Memorial Drive, Greer, SC 29650.

Names of executive officers: President, James E. Wall; Vice-President, C. Don Wall; Vice-President Benjamin E. Powell; Secretary/Treasurer, Ellen T. Wall; Assistant Secretary, Shelia Hopper

Names of directors: James E. Wall, C. Don Wall, Benjamin E. Powell, Ellen T. Wall

Names of shareholders, and percentage of ownership: C. Don Wall 98%, Ellen T. Wall 2%.

During the past five years, Professional Pharmacy has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

During the past five years, Professional Pharmacy has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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2.

(a)	The names of the executive officers, directors and shareholders of Professional Pharmacy are set forth immediately above. Item 2 information on C. Don Wall and Ellen T. Wall are set forth in this Item 2 above.

(b)	320 Memorial Drive, Greer, SC 29650

(c)	James E. Wall, Benjamin E. Powell and Sheila Hopper are employees of Professional Pharmacy.

(d)	During the past five years, none of James E. Wall, Mr. Powell or Ms. Hopper has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)	During the past five years, none of James E. Wall, Mr. Powell or Ms. Hopper has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his or her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	James E. Wall, Mr. Powell and Ms. Hopper are United States citizens.

F.	McLeskey Todd Pharmacy of Greer, Inc. (“McLeskey Todd”)
1.	McLeskey Todd is a corporation organized in 1996 under the laws of the state of South Carolina. It is in the business of retail pharmacy. The address of its principal office is 109 North Main Street, Greer, SC 29650.

Names of executive officers: President, James E. Wall; Vice President, C. Don Wall; Secretary/Treasurer, Ellen T. Wall

Names of directors: James E Wall, C. Don Wall

Names of shareholders, and percentage of ownership: C. Don Wall 50%, James E. Wall 50%

During the past five years, McLeskey Todd has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

During the past five years, McLeskey Todd has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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Item 3.	Source and Amount of Funds or Other Consideration.

C. Don Wall

The Issuer was formed in July 2001 as a bank holding company for Greer State Bank (the “Bank”). Pursuant to an agreement and plan of merger, all of the outstanding shares of common stock of the Bank were exchanged for common stock of the Issuer at that time. Accordingly, in such transaction (the “Merger”), on July 20, 2001, Mr. Wall received shares of Common Stock of the Issuer in exchange for shares of common stock of the Bank, as set forth in Exhibit A-1 (which exhibit is hereby incorporated herein by reference). All such purchases of Bank shares were made by Mr. Wall with personal funds in the estimated amount set forth in Exhibit A-1.

Following the Merger, except as otherwise described in Exhibit A-1, Mr. Wall paid the estimated amounts in personal funds set forth in Exhibit A-1 for the shares of Common Stock described therein. Mr. Wall also received grants of options to purchase Common Stock related to his service on the boards of directors of Bank and the Issuer (before and after the Merger). These option grants to Mr. Wall are described in Exhibit A-2 (which exhibit is hereby incorporated herein by reference). Exhibit A-1 and Exhibit A-2 also reflect shares received as the result of stock splits and dividends.

Mrs. Wall

In the Merger, Mrs. Wall received shares of Common Stock in exchange for stock of the Bank, as set forth in Exhibit B (which exhibit is hereby incorporated herein by reference). All purchases of Bank shares were made by Mrs. Wall with personal funds in the estimated amount set forth in Exhibit B. Following the Merger, except as otherwise described in Exhibit B, Mrs. Wall paid the estimated amounts in personal funds set forth in Exhibit B for the shares of Common Stock described therein. Exhibit B also reflects shares received as the result of stock splits and dividends.

The Trust

Following the Merger, certain shares held by Mrs. Wall were contributed to the Trust in the amounts set forth in Exhibit C (which Exhibit is hereby incorporated herein by reference).

Estate of Mary H. Wall, deceased, C. Don Wall, Executor

In the Merger, Mary H. Wall received shares of Common Stock in exchange for stock of the Bank, as set forth in Exhibit D (which exhibit is hereby incorporated herein by reference). All purchases of Bank shares were made by Mary H. Wall with personal funds, in the estimated amount set forth in Exhibit D. Following the Merger, except as otherwise described in Exhibit D, Mary H. Wall paid the amounts set forth in Exhibit D for the shares of Common Stock described therein. Exhibit D also reflects shares received as the result of stock splits and dividends.

Mary H. Wall passed away on August 18, 2008. The Estate is closed and her shares of Common Stock were subsequently transferred to her heirs (grandchildren).

Professional Pharmacy of Greer, Inc.

In the Merger, Professional Pharmacy received shares of Common Stock in exchange for stock of the Bank, as set forth in Exhibit E (which exhibit is hereby incorporated herein by reference). All purchases of Bank shares were made by Professional Pharmacy with corporate funds, in the estimated amount set forth in Exhibit E. Following the Merger, subsequent transactions are as described in Exhibit E. Exhibit E also reflects shares received as the result of stock splits and dividends.

McLeskey Todd Pharmacy of Greer, Inc.

Following the Merger, McLeskey Todd paid the amount set forth in Exhibit F (which exhibit is hereby incorporated herein by reference) for the shares of Common Stock described therein. All purchases of Bank shares were made by McLeskey Todd with corporate funds in the estimated amount set forth in Exhibit F. Exhibit F also reflects shares received as the result of stock splits and dividends.

11 of 25

Item 4.	Purpose of Transaction.

Mr. Wall, Mrs. Wall, the Trustee, Mary H. Wall, Professional Pharmacy and McLeskey Todd acquired shares of Common Stock for investment purposes as described in Item 3 of this Schedule 13D. There are no plans or proposals that any of the filers (or to the knowledge of the filers, any directors, executive officers, shareholders or controlling persons) hereunder may have that relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any the person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

Mr. Wall

(a)	The aggregate number and percentage of Common Stock beneficially owned by Mr. Wall as of November 26, 2014 are 86,815 shares and 3.5%, respectively, of the issued and outstanding shares of Common Stock. The aggregate number and percentage of Common Stock beneficially owned by Mr. Wall previous to such date and from and after the Merger are set forth on Exhibit A-1 and Exhibit A-2, (which Exhibits are hereby incorporated herein by reference).

(b)	Mr. Wall has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all of the shares of Common Stock identified in paragraph (a) above. Such shares include 8,997 which Mr. Wall holds pursuant to an IRA account, and which are subject to certain restrictions.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Mrs. Wall

(a)	The aggregate number and percentage of Common Stock beneficially owned by Mrs. Wall as of November 26, 2014 are 0 shares and 0%, respectively, of the issued and outstanding shares of Common Stock. The aggregate number and percentage of Common Stock beneficially owned by Mrs. Wall previous to such date and from and after the Merger are set forth on Exhibit B (which Exhibit is hereby incorporated herein by reference).

12 of 25

(b)	Mrs. Wall possessed the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all shares of Common Stock identified in Exhibit B.

(c)	Not applicable.

(d)	Not applicable.

(e)	On April 19, 2010, Mrs. Wall ceased to hold any shares of the Common Stock.

Trustee

(a)	The aggregate number and percentage of Common Stock beneficially owned by the Trustee as of November 26, 2014 are 68,321 shares and 2.7%, respectively, of the issued and outstanding shares of Common Stock. The aggregate number and percentage of Common Stock beneficially owned by the Trustee previous to such date and from and after the Merger are set forth on Exhibit C (which Exhibit is hereby incorporated herein by reference).

(b)	The Trustee has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all shares of Common Stock identified in paragraph (a) above.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

The information for this Item 5 for Mr. Wall is set forth separately above and elsewhere in this Item 5.

Estate of Mary H. Wall, deceased, C. Don Wall, Executor

(a)	The aggregate number and percentage of Common Stock beneficially owned by the Estate of Mary H. Wall, deceased, as of November 26, 2014 are 0 shares and 0.0%, respectively, of the issued and outstanding shares of Common Stock. The aggregate number and percentage of Common Stock beneficially owned by Mary H. Wall previous to such date and from and after the Merger are set forth on Exhibit D (which Exhibit is hereby incorporated herein by reference).

(b)	During her lifetime, Mary H. Wall shared the power to vote or to direct the vote and the power to dispose or to direct the disposition of all shares of Common Stock identified in Exhibit D with Mr. Wall and James David Wall pursuant to powers of attorney. Following Mary H. Wall’s death, Mr. Wall as Executor of the Estate had sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all shares of Common Stock identified in Exhibit D.

(c)	Not applicable.

(d)	Not applicable.

(e)	On December 4, 2009, the Estate transferred all remaining shares held by Mary H. Wall to her heirs (grandchildren), and the Estate ceased to hold any shares of the Common Stock.

The information for this Item 5 for Mr. Wall is set forth separately above and elsewhere in this Item 5. To the knowledge of the filers, James David Wall does not own any of the Common Stock.

Professional Pharmacy

(a)	The aggregate number and percentage of Common Stock beneficially owned by Professional Pharmacy as of November 26, 2014 are 20,000 shares and 0.8%, respectively, of the issued and outstanding shares of Common Stock. The aggregate number and percentage of Common Stock beneficially owned by Professional Pharmacy previous to such date and from and after the Merger are set forth on Exhibit E (such Exhibit is hereby incorporated herein by reference).

(b)

Professional Pharmacy has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all shares of Common Stock identified in paragraph (a) above. These powers may be exercised solely by C. Don Wall, Vice President.

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(c)	Not applicable.

(d)	Not applicable.
(e)	Not applicable.

The information for this Item 5 for Mr. Wall and Mrs. Wall is set forth separately above and elsewhere under this Item 5. To the knowledge of the filers, none of the other executive officers, directors or shareholders of Professional Pharmacy holds any shares of Common Stock.

McLeskey Todd

(a)	The aggregate number and percentage of Common Stock beneficially owned by McLeskey Todd as of November 26, 2014 are 1,500 shares and 0.1%, respectively, of the issued and outstanding shares of Common Stock. The aggregate number and percentage of Common Stock beneficially owned by McLeskey Todd previous to such date and from and after the Merger are set forth on Exhibit F (which Exhibit is hereby incorporated herein by reference).

(b)	McLeskey Todd has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all shares of Common Stock identified in paragraph (a) above. These powers may be exercised jointly by James E. Wall, President and C. Don Wall, Vice President.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

The information for this Item 5 for Mr. Wall is provided separately above and elsewhere in this Item 5. To the knowledge of the filers, none of the other executive officers, directors or shareholders of McLeskey Todd holds any shares of Common Stock, except for James E. Wall whom the filers believe hold an undetermined number of such shares.

DISCLAIMER OF BENEFICIAL OWNERSHIP

C. Don Wall

Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Mr. Wall disclaims beneficial ownership, for the purposes of Regulation 13D under the Exchange Act, of any shares held beneficially or otherwise by Mrs. Wall, Mary H. Wall, the Estate, the Executor, the Trustee, Professional Pharmacy or McLeskey Todd. Mr. Wall declares that the filing of this statement shall not be construed as an admission that he is, for the purposes of Section 13D or 13G of the Exchange Act, the beneficial owner of any securities covered by this statement other than those shares expressly set forth in the statement as being beneficially owned by him.

Mrs. Wall

Pursuant to Rule 13d-4 under the Exchange Act, Mrs. Wall disclaims beneficial ownership, for the purposes of Regulation 13D under the Exchange Act, of any shares held beneficially or otherwise by Mr. Wall, Mary H. Wall, the Estate, the Executor, the Trustee, Professional Pharmacy or McLeskey Todd. Mrs. Wall declares that the filing of this statement shall not be construed as an admission that she is, for the purposes of Section 13D or 13G of the Exchange Act, the beneficial owner of any securities covered by this statement other than those shares expressly set forth in the statement as being beneficially owned by her.

Trustee

Pursuant to Rule 13d-4 under the Exchange Act, the Trustee disclaims beneficial ownership, for the purposes of Regulation 13D under the Exchange Act, of any shares held beneficially or otherwise by Mr. Wall, Mrs. Wall, Mary H. Wall, the Estate, the Executor, Professional Pharmacy, or McLeskey Todd. The Trustee declares that the filing of this statement shall not be construed as an admission that she is, for the purposes of Section 13D or 13G of the Exchange Act, the beneficial owner of any securities covered by this statement other than those shares expressly set forth in the statement as being beneficially owned by the Trust.

14 of 25

Estate of Mary H. Wall, deceased, C. Don Wall, Executor

Pursuant to Rule 13d-4 under the Exchange Act, the Executor, on behalf of the Estate of Mary H. Wall, deceased, disclaims beneficial ownership, for the purposes of Regulation 13D under the Exchange Act, of any shares held beneficially or otherwise by Mrs. Wall, Mr. Wall, the Trustee, Professional Pharmacy or McLeskey Todd. The Executor declares that the filing of this statement shall not be construed as an admission that the Executor or Mary H. Wall were, for the purposes of Section 13D or 13G of the Exchange Act, the beneficial owners of any securities covered by this statement other than those shares expressly set forth in the statement as being beneficially owned by the Estate or Mary H. Wall.

Professional Pharmacy

Pursuant to Rule 13d-4 under the Exchange Act, Professional Pharmacy disclaims beneficial ownership, for the purposes of Regulation 13D under the Exchange Act, of any shares held beneficially or otherwise by Mr. Wall, Mrs. Wall, the Trustee, Mary H. Wall, the Executor, the Estate or McLeskey Todd. Professional Pharmacy declares that the filing of this statement shall not be construed as an admission that it is, for the purposes of Section 13D or 13G of the Exchange Act, the beneficial owner of any securities covered by this statement other than those shares expressly set forth in the statement as being beneficially owned by it.

McLeskey Todd

Pursuant to Rule 13d-4 under the Exchange Act, McLeskey Todd disclaims beneficial ownership, for the purposes of Regulation 13D under the Exchange Act, of any shares held beneficially or otherwise by Mr. Wall, Mrs. Wall, the Trustee, Mary H. Wall, the Estate, the Executor or Professional Pharmacy. McLeskey Todd declares that the filing of this statement shall not be construed as an admission that it is, for the purposes of Section 13D or 13G of the Exchange Act, the beneficial owner of any securities covered by this statement other than those shares expressly set forth in the statement as being beneficially owned by it.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Relationships with the Issuer

Mr. Wall serves, and has served since the Merger, as a director of the Issuer.

Family Relationships

Mrs. Wall is the spouse of Mr. Wall.

Mary H. Wall was the mother of Mr. Wall.

James David Wall is the brother of Mr. Wall.

James Edward Wall is the son of Mr. Wall.

Stack Harmon and Peggy Harmon are husband and wife.

Corporate and Legal Relationships

As disclosed herein, certain shares are held by Mr. Wall in an Individual Retirement Account and are subject to certain restrictions. Mrs. Wall acts as trustee for the Trust for the benefit of Mrs. Wall. Mr. Wall and James David Wall held powers of attorney to vote and dispose of the shares held by Mary H. Wall during her lifetime. As disclosed herein, Mr. Wall, Mrs. Wall, James Edward Wall, Benjamin E. Powell and Sheila Hopper are officers of Professional Pharmacy. Mr. Wall, Mrs. Wall, James Edward Wall and Mr. Powell are directors of Professional Pharmacy. The shareholders of Professional Pharmacy are Mr. Wall and Mrs. Wall. As disclosed herein, Mr. Wall and James E. Wall are officers, directors and shareholders of McLeskey Todd.

Disclaimer

The filers hereunder do not believe they form a group for the purposes of Regulation 13D under the Exchange Act, and expressly disclaim such status.

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Item 7.	Material to be Filed as Exhibits.

A-1.	Transactions in Greer Bancshares Common Stock by C. Don Wall

A-2.	Stock Options Granted to Mr. Wall

B.	Transactions in Greer Bancshares Common Stock by Mrs. Wall.

C.	Transactions in Greer Bancshares Common Stock by Trustee for the Ellen T. Wall Revocable Trust

D.	Transactions in Greer Bancshares Common Stock by Mary H. Wall (deceased)

E.	Transactions in Greer Bancshares Common Stock by Professional Pharmacy of Greer, Inc.

F.	Transactions in Greer Bancshares Common Stock by McLeskey Todd Pharmacy of Greer, Inc.

G.	Agreement to Joint Filing of Schedule 13D, dated November 26, 2014

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 26, 2014	/s/ C. Don Wall
C. Don Wall

Date: November 26, 2014	/s/ Ellen T. Wall
Ellen T. Wall

Ellen T. Wall Revocable Trust

Date: November 26, 2014	By:	/s/ Ellen T. Wall
Ellen T. Wall, Trustee

Date: November 26, 2014	Estate of Mary H. Wall, deceased

	By:	/s/ C. Don Wall
C. Don Wall, Executor

Professional Pharmacy of Greer, Inc.

Date: November 26, 2014	By:	/s/ C. Don Wall
C. Don Wall, Vice President

McLeskey Todd Pharmacy of Greer, Inc.

Date: November 26, 2014	By:	/s/ C. Don Wall
C. Don Wall, Vice President

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001)

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Exhibit A-1

TRANSACTIONS IN GREER BANCSHARES

COMMON STOCK BY MR. WALL

(Excluding Stock Options)

DATE BOUGHT/SOLD	SHARES ACQUIRED		STOCKPRICE PER SHARE ($$)	TOTAL PAID ($$)		CUMULATIVE SHARES	CUMULATIVE PRICE ($$)
7/20/2001	453	[1]	—	2,672.70	[2]	453	2,672.70
5/30/2002	11	[3]	—	—		464	2,672.70
3/15/2004	232	[3]	—	—		696	2,672.70
12/8/2004	6,000	[4]	2.32	13,920.00		6,696	16,592.70
6/14/2005	(6,000	) [4]	2.32	(13,920.00)		696	2,672.70
8/4/2005	1,500		6.49	9,735.00		2,196	12,407.70
8/4/2005	1,500		9.10	13,650.00		3,696	26,057.70
6/2/2006	900		23.50	21,150.00		4,596	21,150.00
2/27/2007	1,500		12.58	18,870.00		6,096	44,927.70
2/27/2007	1,500		15.57	23,355.00		7,596	68,282.70
6/7/2007	775		21.55	16,701.25		8,371	84,983.95
6/7/2007	200		21.75	4,350.00		8,571	89,333.95
6/7/2007	700		22.00	15,400.00		9,271	104,733.95
6/7/2007	100		22.20	2,220.00		9,371	106,953.95
6/8/2007	500		22.50	11,250.00		9,871	118,203.95
6/18/2007	822		22.50	18,495.00		10,693	125,448.95
6/18/2007	500		22.95	11,475.00		11,193	136,923.95
6/18/2007	500		23.00	11,500.00		11,693	148,423.95
9/7/2007	2,000		17.00	34,000.00		13,693	182,423.95
9/10/2007	500		17.50	8,750.00		14,193	191,173.95
9/25/2007	700		17.25	12,075.00		14,893	203,248.95
9/26/2007	883		20.00	17,660.00		15,776	220,908.95
12/24/08	38,366	[4,5]	2.32	89,009.12		54,142	309,918.07
6/17/09	100		10.00	1,000.00		54,242	310,918.07
6/15/12	500		4.00	2,000.00		54,742	312,918.07
9/10/12	5,000		4.00	20,000.00		59,742	332,918.07
9/18/12	1,410		4.00	5,640.00		61,152	338,558.07
11/19/12	10,000		3.62	36,200.00		71,152	374,758.07
4/19/13	4,225		5.15	21,758.75		75,377	396,516.82
7/23/13	838		5.40	4,525.20		76,215	401,042.02
7/23/13	100		5.50	550.00		76,315	401,592.02
7/26/13	5,000		7.00	35,000.00		81,315	436,592.02
8/15/13	600		6.69	4,014.00		81,915	440,606.02
4/23/14	700		6.00	4,200.00		82,615	444,806.02
4/24/14	700		6.39	4,473.00		83,315	449,279.02
11/24/14	500		7.20	3,600.00		83,815	452,879.02

*	Footnotes set forth on last Exhibit page

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Exhibit A-2

STOCK OPTIONS GRANTED TO MR. WALL

GRANT DATE	NUMBER OF SHARES	EXERCISE PRICE ($)	TERM	AVAILABLE FOR EXERCISE
7/20/01	1,000	15.67	10/27/01 – 4/26/11	7,000
3/15/04	500 [3]	16.67	10/27/01 – 4/26/11	7,500
4/25/02	1,000	17.55	10/26/02 – 4/25/12	8,500
3/15/04	500 [3]	17.55	10/26/02 – 4/25/12	9,000
4/24/03	1,000	18.67	10/25/03 – 4/24/13	10,000
3/15/04	500 [3]	18.67	10/25/03 – 4/24/13	10,500
4/22/04	1,500	17.00	10/23/04 – 4/22/14	12,000
4/28/05	1,500	20.00	10/29/05 – 4/28/15	13,500
4/27/06	1,500	25.50	10/28/06 – 4/27/16	12,000
4/26/11	(1,000)	15.67	—	8,000
4/26/11	(500)	16.67	—	7,500
4/25/12	(1,500)	17.55	—	6,000
4/24/13	(1,500)	18.67	—	4,500
4/22/14	(1,500)	17.00	—	3,000

Exercise prices have been adjusted for stock splits/dividends.

*	Footnotes set forth on last Exhibit page

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Exhibit B

TRANSACTIONS IN GREER BANCSHARES

COMMON STOCK BY MRS. WALL

DATE BOUGHT/SOLD	SHARES ACQUIRED		STOCK PRICE PER SHARE ($$)	TOTAL PAID ($$)		CUMULATIVE SHARES	CUMULATIVE PRICE ($$)
7/20/2001	37,490	[1]	—	183,307.48	[2]	37,490	183,307.48
5/30/2002	937	[3]	—	—		38,427	183,307.48
3/15/2004	19,213	[3]	—	—		57,640	183,307.48
10/4/2004	400		18.50	7,400.00		58,040	190,707.48
12/18/2004	(57,640	) [4]	3.18	183,295.20		400	7,412.28
4/21/2006	300		25.50	7,650.00		700	15,062.28
5/2/2006	100		26.00	2,600.00		800	17,662.28
5/3/2006	100		26.00	2,600.00		900	20,262.28
4/12/10	(700)		(5.00)	(3,500.00)		200	16,762.28
4/19/10	(200)		(5.00)	(1,000.00)		0	15,762.28

*	Footnotes set forth on last Exhibit page

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Exhibit C

TRANSACTIONS IN GREER BANCSHARES COMMON STOCK

BY TRUSTEE FOR THE ELLEN T. WALL REVOCABLE TRUST

DATE BOUGHT/SOLD	SHARES ACQUIRED		STOCK PRICE PER SHARE [1] ($$)	TOTAL PAID ($$)	CUMULATIVE SHARES	CUMULATIVE PRICE ($$)
12/18/2004	57,640	[4]	3.18	183,295.20	57,640	183,295.20
5/21/11	2,293	[6]	—	—	59,933	183,295.20
4/25/14	1,000		6.25	6,250.00	60,933	189,545.20
4/29/14	478		6.32	3,020.96	61,411	192,566.16
11/17/14	2,335		6.95	16,228.25	63,746	208,794.41
11/17/14	3,000		7.00	21,000.00	66,746	229,794.41
11/17/14	1,575		7.10	11,182.50	68,321	240,976.91

*	Footnotes set forth on last Exhibit page

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Exhibit D

TRANSACTIONS IN GREER BANCSHARES

COMMON STOCK BY MARY H. WALL (DECEASED)

DATE BOUGHT/SOLD	SHARES ACQUIRED		STOCK PRICE PER SHARE ($$)	TOTAL PAID ($$)	CUMULATIVE SHARES	CUMULATIVE PRICE ($$)
7/20/2001	11,589	[1]	—	68,143.32 [2]	11,589	68,143.32
7/31/2001	579		27.00	15,633.00	12,168	83,776.32
5/30/2002	304	[3]		—	12,472	83,776.32
3/15/2004	6,236	[3]		—	18,708	83,776.32
9/26/2007	(883	) [7]	20.00	(17,660.00)	17,825	66,116.32
2/11/2008	(1,825	) [8]	14.50	(26,462.50)	16,000	39,653.82
7/08/2008	(6,000	) [9]	12.25	(73,500.00)	10,000	(33,846.18)
12/4/09	(10,000	) [10]	—	—	0	—

*	Footnotes set forth on last Exhibit page

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Exhibit E

TRANSACTIONS IN GREER BANCSHARES

COMMON STOCK BY PROFESSIONAL PHARMACY of GREER, INC.

DATE BOUGHT/SOLD	SHARES ACQUIRED		STOCK PRICE PER SHARE ($$)	TOTAL PAID ($$)	CUMULATIVE SHARES	CUMULATIVE PRICE ($$)
7/20/2001	42,911	[1]	—	49,387.50 [2]	42,911	49,387.50
5/30/2002	1,072	[3]	—	—	43,983	149,387.50
6/28/2002	(1,072	) [4]	—	—	42,911	149,387.50
3/15/2004	21,455	[3]	—	—	64,366	149,387.50
12/8/2004	(6,000	) [4]	2.32	(13,920.00)	58,366	135,467.50
12/24/08	(38,366	) [4]	2.32	(89,009.12)	20,000	46,458.38

*	Footnotes set forth on last Exhibit page

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Exhibit F

TRANSACTIONS IN GREER BANCSHARES

COMMON STOCK BY McLESKEY TODD PHARMACY OF GREER, INC.

DATE BOUGHT/SOLD	SHARES ACQUIRED		STOCK PRICE PER SHARE ($$)	TOTAL PAID ($$)	CUMULATIVE SHARES	CUMULATIVE PRICE ($$)
11/12/2003	1,000		26.63	26,630.00	1,000	26,630.00
3/15/2004	500	[3]	—	—	1,500	26,630.00

Footnotes to Exhibits A through F:

[1]	Shares received in exchange for shares of Greer State Bank pursuant to Merger.

[2]	Estimated aggregate price paid for Greer State Bank shares.

[3]	Shares received from stock split/dividend.

[4]	Stock transfer from/to a related entity.

[5]	Transferred from Professional Pharmacy.

[6]	Transferred from her mother, Evelyn Wade (deceased).

[7]	Sold shares to C. Don Wall (son).

[8]	Gifted shares to grandson.

[9]	Gifted shares to grandsons, granddaughter in-law and great grandchildren.

[10]	Deceased’s shares transferred to grandchildren.

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Exhibit G

AGREEMENT TO JOINT FILING OF SCHEDULE 13D

DATED NOVEMBER 26, 2014

We individually and jointly agree to submit this Schedule 13D on behalf of us as individuals, separate corporations or in independent capacities, as applicable.

Date: November 26, 2014	/s/ C. Don Wall
C. Don Wall

Date: November 26, 2014	/s/ Ellen T. Wall
Ellen T. Wall

Ellen T. Wall Revocable Trust

Date: November 26, 2014	By:	/s/ Ellen T. Wall
Ellen T. Wall, Trustee

Date: November 26, 2014	Estate of Mary H. Wall, deceased

	By:	/s/ C. Don Wall
C. Don Wall, Executor

Professional Pharmacy of Greer, Inc.

Date: November 26, 2014	By:	/s/ C. Don Wall
C. Don Wall, Vice President

McLeskey Todd Pharmacy of Greer, Inc.

Date: November 26, 2014	By:	/s/ C. Don Wall
C. Don Wall, Vice President

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